EXHIBIT 99.1

STAR BULK CARRIERS CORP. ANNOUNCES REVERSE STOCK SPLIT TO BE EFFECTIVE JUNE 20TH, 2016
ATHENS, GREECE, June 17, 2016 - Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (NASDAQ: SBLK), a global shipping company focusing on transportation of dry bulk cargoes, announced today that its Board of Directors has determined to effect a 1-for-5 reverse stock split of the Company’s common shares. The Company’s shareholders approved the reverse stock split and granted the Board the authority to determine the exact split ratio and proceed with the reverse stock split at the Company’s annual general meeting on December 21, 2015.
The reverse stock split will take effect, and the Company’s common shares will begin trading on a split-adjusted basis on the NASDAQ Global Select Market, as of the opening of trading on Monday, June 20, 2016. The Company’s common shares will trade under the new CUSIP number “Y8162K 204” when the reverse stock split becomes effective.
When the reverse stock split becomes effective, every five shares of the Company’s issued and outstanding common shares will be automatically combined into one issued and outstanding share of common shares without any change in the par value per share or the total number of authorized shares. This will reduce the number of outstanding common shares from approximately 219.8 million shares to approximately 44 million shares.
No fractional shares will be issued in connection with the reverse split of the issued and outstanding common shares. Shareholders who would otherwise hold a fractional share of the Company’s common shares will receive a cash payment in lieu thereof at a price equal to that fraction to which the shareholder would otherwise be entitled multiplied by the NASDAQ closing price of the common shares on June 17, 2016. Shareholders will receive instructions from their broker or from the Company’s exchange agent, American Stock Transfer & Trust Company, LLC, advising on the appropriate reverse stock split procedures.
Additional information about the reverse stock split can be found in the Company’s Form 20-F statement furnished to the Securities and Exchange Commission on March 22, 2016, a copy of which is available on the Commission’s website at www.sec.gov and on the Company’s website at www.starbulk.com.
About Star Bulk
Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Select Market under the symbol "SBLK". On a fully delivered basis, Star Bulk will have a fleet of 75 vessels, with an aggregate capacity of 8.4 million dwt, consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with carrying capacities between 52,055 dwt and 209,537 dwt. Our fleet currently includes 70 operating vessels and 5 newbuilding vessels under construction at shipyards in China. Additionally, the Company has one chartered-in Supramax vessel, under a time charter expiring in September 2017.
Forward-Looking Statements
The Private Securities Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values, the strength of world economies the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk shipping industry, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, our ability to meet requirements for additional capital and financing to complete our newbuilding program and grow our business, vessel breakdowns and instances of off‐hire, risks associated with vessel construction, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions as planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the

Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.
Contacts:
Company:Simos Spyrou, Christos Begleris
Co ‐ Chief Financial Officers
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Ag. Konstantinou Av.
Maroussi 15124
Athens, Greece
Email: info@starbulk.com
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661‐7566
E‐mail: starbulk@capitallink.com
www.capitallink.com